Exhibit 99

NEWS RELEASE

SHAW ANNOUNCES REDEMPTION OF 5.50% SENIOR NOTES DUE 2020 AND 3.15%

SENIOR NOTES DUE 2021

Calgary, Alberta (December 9, 2019) – Shaw Communications Inc. (“Shaw” or the “Corporation”) announced today that it will redeem all of the Corporation’s outstanding C$500 million 5.50% senior notes due December 7, 2020 (the “2020 Notes”) as well as all of the Corporation’s outstanding C$300 million 3.15% senior notes due February 19, 2021 (the “2021 Notes”). The redemption date will be December 24, 2019.

The Redemption Price of the 2020 Notes (the “2020 Redemption Price”) is defined in the indenture governing the 2020 Notes and includes accrued and unpaid interest thereon to the redemption date. The Redemption Price of the 2021 Notes (the “2021 Redemption Price”) is defined in the indenture governing the 2021 Notes and includes accrued and unpaid interest thereon to the redemption date. Both the 2020 Redemption Price and 2021 Redemption Price will be payable in cash in accordance with the terms of the aforementioned indentures.

About Shaw Communications Inc.

Shaw is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca